SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            The Quizno's Corporation
                                (Name of Issuer)

                                  Common Stock
                           (Title Class of Securities)

                                   749058 10 3
                                 (CUSIP Number)

                  Lyle B. Stewart, Esq., Lyle B. Stewart, P.C.
          3751 S. Quebec Street, Denver, Colorado 80237, (303) 267-0920
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 January 1, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing or initial EDGAR filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                  SCHEDULE 13D
CUSIP No. 749058 10 3                                         Page 2 of 10 Pages

    (1) NAME OF REPORTING PERSON PERSON:
               Voting Trust Agreement dated July 14, 1994, as amended

     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       a. X
                                                                 b. __

     (3) SEC USE ONLY:

     (4) SOURCE OF FUNDS :  AF

     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]

     (6) CITIZENSHIP OR PLACE OF ORGANIZATION  - COLORADO

   NUMBER OF SHARES BENEFICIAL OWNED BY REPORTING PERSON WITH:

           (7) SOLE VOTING POWER : 4,000 shares of Common Stock subject to proxy

           (8) SHARED VOTING POWER:               0

           (9) SOLE DISPOSITIVE POWER:            0

          (10) SHARED DISPOSITIVE POWER:
               1,551,334 shares of Common Stock
               146,000 shares of Class A Cumulative Convertible Preferred Stock
                (146,000 shares of Common  Stock upon conversion)

    (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
             1,697,334 Shares of Common Stock (assuming Class A Preferred Stock conversion)

    (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
          [  ]

    (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.1% Common Stock (assuming Class A Preferred Stock conversion)

    (14) TYPE OF REPORTING PERSON -  00









                                  SCHEDULE 13D

CUSIP No  749058 10 3                                       Page 3 of  10  Pages

      (1) NAME OF REPORTING PERSON:
                Richard E. Schaden, Individually and as Joint Trustee under Voting Trust
                Agreement dated July 14, 1994, as amended

      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       a. X
                                                                  b. __
      (3) SEC USE ONLY:

      (4) SOURCE OF FUNDS:  PF

      (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]

      (6) CITIZENSHIP OR PLACE OF ORGANIZATION: USA

 NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

      (7) SOLE VOTING POWER: 4,339  shares of Common Stock
                             5,087  shares of Common Stock subject to currently
                                     exercisable options
                               784  shares of Common Stock held under 401(k)
                                     Plan
                             2,000  shares of Common Stock subject to a proxy
                                     granted to Reporting Person

      (8) SHARED VOTING POWER:  1,547,334 shares of Common Stock held
                           146,000 shares of Class A Cumulative Convertible
                            Preferred Stock (146,000 shares of Common Stock upon conversion)
                           4,000 shares of Common Stock subject to proxy
                            granted to Voting Trust

      (9) SOLE DISPOSITIVE POWER:  4,339 shares of Common Stock
                                   5,087 shares of Common Stock subject to
                                    currently exercisable options

     (10) SHARED DISPOSITIVE POWER: 1,553,334 shares of Common Stock
                                      146,000 shares of Class A Cumulative
                                       Convertible Preferred Stock (146,000
                                       shares of Common Stock upon conversion)


 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
               1,709,544  shares of Common Stock (assuming exercise of options and Class A Preferred Stock conversions)

 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:[  ]

 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               53.4% Common Stock (assuming exercise of options and Class A
                Preferred Stock conversion)

 (14) TYPE OF REPORTING PERSON:  IN


                                  SCHEDULE 13D

CUSIP No.749058 10 3                                          Page 4 of 10 Pages

(1) NAME OF REPORTING PERSON:
    Richard F. Schaden, Individually and as Joint Trustee under Voting Trust Agreement dated July 14,
    1994, as amended

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 a. X
                                                                      b. __

(3) SEC USE ONLY:

(4) SOURCE OF FUNDS:  PF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]

(6) CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

(7) SOLE VOTING POWER:  34,000 shares of Class C Cumulative Convertible
                         Preferred Stock (34,000 shares of Common Stock upon conversion) 4,000 shares of Common Stock subject to currently exercisable options

(8)  SHARED VOTING POWER: 1,547,334 shares of Common Stock
                         146,000 shares of Class A Cumulative Convertible Preferred Stock (146,000 shares of Common Stock upon conversion)
                         4,000 shares of Common Stock subject to proxy granted to Voting Trust

(9) SOLE DISPOSITIVE POWER: 34,000 shares of Class C Cumulative Convertible
                             Preferred Stock (34,000 shares of Common Stock upon conversion)
                            4,000 shares of Common Stock subject to currently
                             exercisable options

(10) SHARED DISPOSITIVE POWER: 1,551,334 shares of Common Stock
                               146,000 shares of Class A Cumulative Convertible Preferred Stock (146,000 shares of Common Stock upon conversion)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
       1,735,334 shares of Common Stock (assuming exercise of options and Class
        A and Class C Preferred Stock conversions)

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES: [  ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        53.6% Common Stock (assuming Class A and Class C Preferred Stock conversion)

(14) TYPE OF REPORTING PERSON: IN



                                  SCHEDULE 13D
CUSIP No.749058 10 3                                          Page 5 of 10 Pages

Item 1. Security and Issuer.

This statement relates to shares of the Common Stock ("Common Stock"), par value of $.001 per share, of The Quizno's Corporation, a Colorado corporation (the "Issuer"). This Statement also refers to the Class A Cumulative Convertible Preferred Stock ("Class A Stock") and the Class C Cumulative Convertible Preferred Stock (the "Class C Stock"), which are currently convertible into shares of Common Stock on a one-for-one basis, but are not registered under the Securities Exchange Act of 1934 (the "Act"). The Issuer maintains its principal executive offices at 1415 Larimer Street, Denver, Colorado 80202.

Item 2. Identity and Background.

This statement is filed by Richard E. Schaden and Richard F. Schaden, individually, and as joint Trustees (the "Trustees"), of a Voting Trust Agreement dated July 14, 1994, as amended (the "Voting Trust") (the Trustees and the Voting Trust are collectively referred to herein as the "Reporting Persons"). The Reporting Persons are filing this statement jointly, pursuant to the provisions of Rule 13d-l(k)(2) under the Act, as members of a group. I. The Voting Trust was established under the laws of the state of Colorado on July 14, 1994. The addresses of the Trustees are set forth in paragraphs II and III to this Item 2 below. During the last five years, the Voting Trust has not been convicted in any criminal proceeding and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. A copy of the Voting Trust Agreement is attached as Exhibit A to the original paper filing of Schedule 13D.



                                  SCHEDULE 13D
CUSIP No.749058 10 3                                          Page 6 of 10 Pages
      II.
      (a) Richard E. Schaden
      (b) His business address is 1415 Larimer Street, Denver, Colorado 80202
      (c) Mr. Schaden is President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer whose address is set forth in response to Item 1 above.
      (d) During the last five years, Mr. Schaden has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) During the last five years, Mr. Schaden has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      (f) Mr. Schaden is a citizen of the USA

      III.

      (a) Richard F. Schaden

      (b) His business address is 11870 Airport Way, Broomfield,  Colorado 80021
      (c) He is Vice President, Secretary and Director of the Issuer whose address is set forth in response to Item 1 above. Mr. Schaden is also the founding partner of the law firm of Schaden, Katzman, Lampert & McClune.
      (d) During the last five years, Mr. Schaden has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) During the last five years, Mr. Schaden has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

                                  SCHEDULE 13D
CUSIP No.749058 10 3                                          Page 7 of 10 Pages

      (f) Mr. Schaden is a citizen of the USA.

      Item 3.   Source and Amount of Funds or Other Consideration.

On July 14, 1994, Richard E. Schaden and Richard F. Schaden, as individuals (the "Schadens"), each transferred 776,400 of the shares of Common Stock to the Voting Trust of which the Schadens are the Joint Trustees, in consideration of the Trustees' issuance of a Trust Certificate to each of them for a corresponding number of shares. In November of 1994, 9,200 additional shares of Common Stock and 146,000 shares of Class A Stock were transferred into the Voting Trust in consideration for additional interests in the Voting Trust. See Amendment No.1 to this Schedule 13D. In September 1996, 8,666 shares of Common Stock were transferred out of the Voting Trust as a gift. In June 1997, Richard E Schaden, individually, was granted options to purchase 4,000 shares of Common Stock that immediately vested under the Issuer's Employee Stock Option Plan. In July 1997, he exercised a portion of such options to purchase 2,913 shares of Common Stock from the Issuer for cash using personal funds. On October 18, 1997, Richard F. Schaden, acquired 35,000 shares of Class C Stock from the Issuer for cash using personal funds, of which he has transferred 1,000 shares as a gift. In January 1998, 6,000 shares of Common Stock was transferred out of the Voting Trust to two persons as gifts. However, the Voting Trust retained a proxy to vote and shared dispositive power over 4,000 of those shares and Richard E. Schaden retained a proxy to vote and shared dispositive power over 2,000 of those shares. In October 1999, Richard E. Schaden exercised options granted under the Issuer's Employee Stock Option Plan to purchase 1,426 shares of Common Stock. Richard E. Schaden has also been allocated 784 shares of Common Stock under the Issuer's 401(k) Plan over which he has voting rights but no disposition rights. On January 1, 2000, each of the Schadens were granted options to acquire 4,000 shares of Common Stock, as were each of the other members of the Issuer's Board of Directors and Advisors. Any exercise of options by a Reporting Person will involve the use of personal funds.

                                  SCHEDULE 13D
CUSIP No.749058 10 3                                          Page 8 of 10 Pages

      Item 4.    Purpose of Transaction.

The purpose of the transfers of shares to the Voting Trust in 1994 was to secure the continuity and stability of policy and management of the Issuer. Issuer securities acquired outside of the Voting Trust by the Reporting Persons have been acquired for investment purposes. The Reporting Persons do not have any present plans or proposals which relate to or may result in the acquisition by any person of additional securities of the Issuer, a merger, reorganization or liquidation involving the Issuer, a sale or transfer of a material amount of the issuer's assets, or any other similar extraordinary transaction or event, other than the shares a Reporting Person may acquire upon exercise of options granted in connection with existing Issuer stock option plans, and the previously announced authorization by the Issuer's Board of Directors for the Issuer to buy up to 200,000 shares of the Common Stock from time to time in the public markets. As announced in August 1999, the going private Proposal reported in the previous Amendment to this Schedule 13D has been withdrawn.

Item 5. Interest in Securities of the Issuer. To the best knowledge of each of the Reporting Persons, the number of shares of Common Stock, Class A Stock and Class C Stock beneficially owned by the Voting Trust and the Schadens is set forth correctly above. The Trustees of the Voting Trust would have shared voting power of the Voting Trust, except that each of the Schadens were granted, by means of irrevocable Proxy Appointments (which are coterminous with the Voting Trust or terminate upon the death of the proxy, whichever shall first occur), the power to vote one-half the shares held in the Voting Trust. The holders of Class A Stock and Class C Stock are not entitled to any voting rights except as required by the laws of the State of Colorado. Upon conversion of the Class A Stock, the resulting shares of Common Stock will be held in the name of the Voting Trust, and one-half of such shares will be voted by each of the Schadens. Upon conversion of the Class C Stock, the resulting shares of Common Stock will be owned and voted by Richard F.

                                  SCHEDULE 13D
CUSIP No.749058 10 3                                          Page 9 of 10 Pages

Schaden. While the Voting Trust has transferred its right to vote the shares held by the Voting Trust to the Schadens, the Trustees maintain the shared power to dispose of the Shares. Copies of the Voting Trust Proxy Appointments were attached to both the original Schedule 13D filing and Amendment No.1 to Schedule 13D as Exhibits B and C.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Agreements described in response to Items 3 and 5 above, the Schadens are parties to a Stock Purchase Agreement dated as of July 14, 1994, which imposes restrictions upon the sale or other disposition of Shares owned by them. This Stock Purchase Agreement restricts the sale or other disposition of Shares owned by each of them without first offering their shares to the other party. A copy of the Stock Purchase Agreement was attached to the original
Schedule 13D as Exhibit D. In 1996, the Reporting Persons entered into a Stockholders' Agreement among themselves, the Issuer and Retail & Restaurant Growth Capital, L.P. ("RRGC"), in connection with a loan to the Issuer by RRGC and the acquisition by RRGC of an equity interest in the Issuer. Such Stockholders' Agreement principally provides that the Reporting Persons will vote for RRGC representation on the Board of the Issuer, that RRGC would have certain "tag-along" rights if the Reporting Persons sold their Issuer securities, and that RRGC will have certain preemptive rights to acquire Issuer stock.

Item 7.  Material  Filed as Exhibits.
           Exhibit A to original Schedule 13D          Voting Trust Agreement.
           Exhibit B to original Schedule  13D         Proxy Appointment of
                                                        Richard E. Schaden.
           Exhibit C to original Schedule 13D          Proxy Appointment of
                                                        Richard F. Schaden.
           Exhibit D to original Schedule 13D          Stock Purchase Agreement.
           Exhibit A to Amendment No.1 to Schedule 13D Amendment to Voting
                                                        Trust Agreement.
           Exhibit B to Amendment No.1 to Schedule 13D Proxy Appointments of
                                                        Richard E. Schaden.

                                  SCHEDULE 13D
CUSIP No.749058 10 3                                         Page 10 of 10 Pages

           Exhibit C to Amendment No.1
            to Schedule 13D                            Proxy Appointments of
                                                        Richard F. Schaden.
           Exhibit A to Amendment No. 3
           to Schedule 13D                             Schaden Proposal Letter.

           Exhibit B to Amendment No. 3
            to Schedule 13D                            Proxy Appointment of
                                                        Richard F. Schaden and
                                                        Richard E. Schaden, as
                                                        Co-Trustees. Exhibit C
                                                        to Amendment No. 3
                                                        to Schedule 13D Proxy
                                                        Appointment of Richard
                                                        E. Schaden.

           Exhibit A to Amendment No. 4                Stockholders Agreement,
                                                        dated as of December 31,
                                                        1996, incorporated by
                                                        reference to Exhibit
                                                        99(b) to Schedule 13D
                                                        filed by Retail &
                                                        Restaurant Growth
                                                        Capital, L.P. with the
                                                        Commission on January 9,
                                                        1997.
--------
All the above documents have been filed previously.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: January 21, 2000


      /s/ Richard E. Schaden                /s/ Richard F. Schaden
          Richard E. Schaden,                   Richard F. Schaden,
          Individually and as Trustee           Individually and as Trustee